Vf 4-4-02

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02022518

UNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50176

RECEIVED
APR 0 4 2002
SEC MAIL PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Silverado Arbitrage Trading Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
800 Third Avenue, Suite 2200
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen G. Bondi (212) 207-8786
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Eichler Bergsman and Co., LLP
(Name — *if individual, state last, first, middle name*)

404 Park Avenue South, Suite 700	New York	New York	10016
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Jeffrey D. Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silverado Arbitrage Trading, Ltd., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

My commission expires 2/18/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVERADO ARBITRAGE TRADING LTD.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND RECONCILIATION TO THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2001

Computation of net capital:		
Net capital - shareholders' equity		$ 13,121,851
Deductions and charges:		
Non-allowable assets:		
Other	$ 20,228	
Total deductions and charges		20,228
Net capital before haircuts on security positions		$ 13,101,623
Haircuts on security positions, including undue concentration charges of $186,890		5,465,510
Net capital		$ 7,636,113
Minimum net capital requirement - the greater of 6⅔% of aggregate indebtedness of $120,184 or $100,000		100,000
Excess net capital		$ 7,536,113
Ratio of aggregate indebtedness to net capital		.0157 to 1
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 120,184

There were no differences between the above computation and the computation included in the Company's unaudited Part IIA FOCUS filing for December 31, 2001.

NASD REGULATION
An NASD Company

March 21, 2002

Mr. Stephen G. Bondi
Silverado Arbitrage Trading Ltd.
800 Third Avenue, Suite 2200
New York, New York 10022

Dear Mr. Bondi:

This acknowledges receipt of your December, 2001 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed, or

   If no material differences existed, a statement so stating.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 8, 2002. If you have any questions, please contact the undersigned, at (212) 858-4225.

Sincerely,

Patricia MacGeorge
Senior Compliance Examiner

Enclosure

cc: Ramona Lopez, Securities and Exchange Commission
Eichler Bergsman & Co., LLP, Certified Public Accountant

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Paul Eichler
Michael E. Silverman

SEC MAIL PROCESSING
RECEIVED
APR 0 4 2002
WASH, D.C.
351

April 1, 2002

Ms. Patricia MacGeorge
NASD REGULATION, INC.
District 10
One Liberty Plaza
New York, NY 10006

Dear Ms. MacGeorge:

In compliance with a letter of March 21, 2002 from you (copy enclosed), we are enclosing a revised schedule for Silverado Arbitrage Trading Ltd. for December 31, 2001 of Computation of Net Capital Pursuant to SEC Rule 15c3-1 and reconciliation to the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

At the bottom of the schedule we have indicated the following statement:

> There were no differences between the above computation and the computation included in the Company's unaudited Part IIA FOCUS filing for December 31, 2001.

This statement was inadvertently omitted from the final copies forwarded to the NASD and SEC.

Also enclosed is a new completed Part III Facing Page.

Sincerely,

Eichler Bergsman & Co LLP

Eichler Bergsman & Co., LLP
Certified Public Accountants

Encl.

cc: Securities and Exchange Commission
Northeast Regional Office
233 Broadway
New York, NY 10279
(one copy)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(two copies)